Exhibit 99.2

SINOVAC Board Issues Letter to Shareholders to Set the Record Straight on the Hostile Actions and False Claims by Vivo Capital

April 29, 2025 - BEIJING – Sinovac Biotech Ltd. (NASDAQ: SVA) (“SINOVAC” or the “Company”), a leading provider of biopharmaceutical products in China, today announced that its board of directors (the “Board”) issued a public letter to shareholders in response to hostile actions and false claims by Vivo Capital and certain other parties (the “Vivo group”) against the legitimate and lawful actions of the Board.

Dear Shareholders,

We are writing to set the record straight in response to the Vivo group’s recent press releases, lawsuits and other actions against SINOVAC and the Board, particularly those related to the Board’s decision to declare a cash dividend of US$55.00 per common share to SINOVAC shareholders. The Vivo group is now attempting to block the special dividend payments to you via lawsuits and by sending threatening letters and messages to the Company’s stock transfer agent and board members. It is particularly concerning that the Vivo group is trying to prevent all SINOVAC common shareholders (who have received nothing over the past seven years) from receiving the special dividend even though the Vivo group have themselves already received over US$800 million in cash dividends from 2021-2024 from a majority owned subsidiary of SINOVAC. The driving motivation behind the Vivo group’s hostile actions has been to “double-dip” and receive even more dividends by claiming to be shareholders of SINOVAC, a claim that goes against court rulings1.

Events leading up to this moment and precipitated by the Vivo group have followed a lengthy and complex chronology, which are summarized in the Addendum to this letter.

As you know, our shares have been halted from trading on NASDAQ since February 22, 2019. Despite the trading halt, the Company continued to operate and generate billions of dollars in profits without distributing any dividends to SINOVAC common shareholders. Also during this period, a number of unauthorized transactions and actions took place that primarily benefited the Vivo group, detailed below and in the Addendum. The Vivo group-controlled former board directly caused the NASDAQ trading halt, trapping your investment in our shares during the Covid-19 pandemic and ensuing years. The Board considers the special cash dividend to be an initial, corrective step in returning an appropriate share of distributions to the Company’s common shareholders, to address the inequities of the past, from which the Vivo group has benefited for many years at your expense.

1 The Vivo group purportedly became SINOVAC shareholders in July 2018 upon a private investment in public equity (“PIPE” or the “PIPE Investment”) transaction approved by the former board five months after they ceded office at the 2018 AGM. Per the Privy Council Judgment, they had no authority to do so. The new Board has retained law firms to conduct a review of certain actions taken by the Vivo group-controlled former Board, including the PIPE Investment.

As you also know, on February 28, 2025, we announced that the rightfully elected Board was reconstituted and is actively governing the Company. This followed a judgment on January 16, 2025 (the “Judgment”) and an order issued on February 5, 2025 (the “Order”) by the Judicial Committee of the Privy Council (the “Privy Council”) – the final court of appeal for UK overseas territories and the Crown dependencies which was made up of five UK Supreme Court justices – which handed 1Globe Capital (“1Globe”), SINOVAC’s largest minority shareholder, a victory on all grounds, determining:

o	The slate of nominees proposed by certain minority shareholders and voted for by 1Globe Capital at the Company’s 2018 Annual General Meeting (the “AGM”) were validly elected as directors of the Company.

o	The former Board ceded office on February 6, 2018 following the AGM. In the Privy Council’s own words, “The New Directors were therefore validly appointed and the Incumbent Directors have been imposters ever since”.

o	The poison pill adopted by former directors is void.

In its Judgment, the Privy Council recognized that, notwithstanding the possibility that some of the Board members validly elected at the 2018 AGM may no longer be willing or able to serve in their director capacity seven years later, the new Board is the only lawful Board of the Company. Based on the Judgment and Order, the new Board was reconstituted, adding new members to replace those who resigned, in accordance with Antiguan law. The Board is now led by a group of directors who are recognized and respected industry leaders with diverse backgrounds in healthcare, science, and finance.

Rather than accept the final, non-appealable Privy Council Judgment and Order, Vivo Capital has been blatantly interfering with the activation of the new Board and trying to undermine the Judgment and Order. The Vivo-controlled former Board similarly refused to accept their defeat at the 2018 AGM. Instead, they chose to launch lawsuits against a large number of SINOVAC shareholders who voted against them at the 2018 AGM. 1Globe used its own resources over the past seven years to defend against the poison pill (which unfairly targeted the shareholders who voted against the former Board) and ask the Antiguan court to settle the dispute regarding the Board election. Seven years later, Vivo Capital is at it again, trying to undermine the Privy Council’s Judgment and Order by launching lawsuits against the Board that put the Company back in litigation. The Board has offered to engage with them to discuss their concerns, but the Vivo group has thus far refused to engage.

Vivo Capital has also erroneously claimed that the Company’s former auditor, Grant Thornton Zhitong Certified Public Accountants LLP (“Grant Thornton”), who resigned on April 15, 2025, did so because of the new Board precipitating a corporate governance crisis in 2025. This is untrue and conflates the invalid actions of the Vivo-group-controlled former board, with appropriate actions taken and proposed to be taken in 2025 by the new Board, which are in the best interests of SINOVAC’s rightful shareholders. Grant Thornton made it clear to the new Board that it had resigned because it could not rely on the former board’s representations about the Company’s financials in 2021, 2022, and 2023. In connection with its abrupt resignation, Grant Thornton also disclosed to the management and the Board that a material weakness and a significant deficiency in the Company’s internal control over financial reporting existed as of December 31, 2023, none of which were disclosed to the Company after its audit of the Company’s financial statements for the year ended December 31, 2023.

These deficiencies occurred on the watch of the Vivo-controlled former board, who were excoriated in the Judgment, and are in no way related to the work of the new Board. We have recently added a qualified audit committee financial expert to our board to achieve NASDAQ compliance. Despite threats of interference from Vivo Capital, the new Board is focused on fulfilling its fiduciary duty with an unwavering commitment to correct the corporate governance issues of the past and formulate long-term growth strategies for the Company. The Board has responded to NASDAQ’s questions and requests for information, with a view toward the continued listing of the Company’s shares, the resumption of trading on NASDAQ, and the implementation of the announced special cash dividend plan. The Board expects to communicate further business updates in due course.

We intend to set a record date and payment date for the US$55.00 special cash dividend as soon as practicable. In addition, the Board intends to set aside funds for the special cash dividend for the private investment in public equity (the “PIPE”) shares. Vivo Capital started the lawsuit regarding the PIPE. The Board has no choice but to fulfill its fiduciary duty to you and the Company by pursuing the proper legal proceeding which is expected to conclude with the cancellation of the PIPE shares, at which point SINOVAC shareholders would be entitled to receive an additional US$11.00 per common share special cash dividend.

In summary:

•	We urge shareholders not to be misled by the Vivo group’s attempts to relitigate an unappealable verdict by the Privy Council, rewrite history, and paint a fictitious picture of the last few years’ events, while simultaneously attempting to line their own pockets at your expense.

•	It is our fiduciary duty to vigorously defend against the hostile actions and lawsuits by the Vivo group so that we may ensure fairness for all shareholders, restore integrity and trust, and position SINOVAC for the future.

•	We are confident we will prevail, and we want to emphasize that we are urgently working to make things right as soon as possible to mitigate against further chaos and litigation, after what we have all endured over the last seven years.

We thank you for your continued support and confidence as we move forward together.

Sincerely,

The Board of Directors

Sinovac Biotech Ltd.

ADDENDUM: Chronology of The Vivo Group’s Actions

o	2016-17: Vivo Capital led efforts to convince the SINOVAC management team and other investors to privatize SINOVAC at below the market price. The Vivo group’s bid for the Company sparked competing offers and a battle for control of the Company with another competing buyout group.

o	March 2018: After the Company’s February 6, 2018 AGM in which the slate of directors put forward by minority shareholders won the election, the Vivo group-controlled former board did not accept the result and used the Company’s money to launch litigation and to use the poison pill to dilute shareholders who had voted against them. Note that one of those was SINOVAC’s single largest shareholder (still a minority shareholder), 1Globe Capital, who used its own resources over the past seven years to defend against the poison pill (which unfairly targeted the shareholders who voted against the former Board) and asked the Antiguan court to settle the AGM election dispute.

o	July 2018: Recognizing their attempted privatization was unlikely to pass a shareholder vote, the Vivo group-controlled former board announced the cancellation of the privatization plan and issued 11.8 million common shares to the Vivo group through the PIPE Investment at below market price on the very same day. This is how the Vivo group purportedly became SINOVAC shareholders -in a transaction approved by the former board after they were voted out and had no authority to act on behalf of the Company. As the Judgment has detailed, they were “imposters.” Moreover, contrary to the Vivo group’s claims, SINOVAC was profitable and was not in need of the cash infusion from the PIPE Investment. Rather, the PIPE Investment was carried out primarily to ensure additional share support for the Vivo group-controlled former board while causing about 20% dilution of existing SINOVAC shareholders.

In connection with the PIPE Investment, the former board purportedly appointed Mr. Shan Fu, Managing Partner of Vivo Capital, as a director. Mr. Fu’s appointment to the former board was invalid for two reasons: it violates Antiguan law since there was no vacancy on the board and, even if there was a vacancy on the board, the Judgment makes clear that the former board did not have the authority to fill such a vacancy. Following Mr. Fu’s appointment, the Vivo group-controlled former board determined the invalid poison pill had been triggered and improperly issued highly dilutive exchange shares, resulting in the NASDAQ trading halt on February 22, 2019.

o	2020: In the midst of the COVID-19 pandemic and the NASDAQ trading halt, the Vivo group proceeded to carry out a scheme to line their own pockets, at the expense of all valid shareholders of SINOVAC. In May 2020, they invested merely US$15 million in convertible debt for a then 15% stake in our wholly owned subsidiary, Sinovac Life Sciences Co. Ltd. (“SLS”) – the operating entity primarily responsible for the CoronaVac® vaccine. The company did not need this US$15 million convertible debt. To demonstrate how egregiously unfair to other shareholders this action was, six months later another investor paid US$500 million for an equivalent 15% stake.

o	2021-2024: Over the subsequent years, the Vivo group received over US$800 million in dividends from SLS. SINOVAC – the majority shareholder of SLS – and its shareholders received zero payment since the former Board did not distribute SINOVAC’s pro rata share of such cash dividends to SINOVAC shareholders. At every turn, the Vivo group has prioritized their own enrichment at the expense of SINOVAC and its rightful shareholders.

o	2025: Vivo Capital is taking legal action to attempt to stop the Board from paying SINOVAC shareholders the corrective special cash dividend of US$55.00 per common share announced in April 2025, unless it is paid to them as well. Vivo Capital filed a complaint in the Supreme Court of the State of New York seeking, among others, to validate shares it received through the PIPE Investment and enjoin distributing the dividend to SINOVAC shareholders. This is concerning for two reasons: it clearly demonstrates that Vivo Capital is attempting to prevent valid shareholders of SINOVAC – who have had their investment in the Company frozen for six years because of the invalid poison pill adopted by the Vivo group-controlled former board, which resulted in the NASDAQ trading halt – from reaping the benefit of the April 2025 corrective special cash dividend. And it represents an obvious attempt by the Vivo group to “double-dip” by receiving a portion of the corrective special cash dividend in addition to the over US$800 million in dividends from SLS it has already pocketed.